SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 18, 2003

COMPASS BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-6032	63-0593897
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 South 20th Street, Birmingham, Alabama	35233
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (205) 297-3000

N/A

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits.

(c) Exhibits:

99.1 Compass Bancshares, Inc. Press Release dated April 16, 2003

Item 9. Regulation FD Disclosure.

On April 16, 2003, Compass Bancshares, Inc. issued a press release announcing its financial results for the three-month period ended March 31, 2003. This press release, dated April 16, 2003, is attached as Exhibit 99.1 and is being furnished in this Form 8-K under Item 9 in satisfaction of Item 12 - Disclosure of Results of Operations and Financial Condition in accordance with the Filing Guidelines issued by the Securities and Exchange Commission in Release 33-8216. Exhibit 99.1 is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description of Document
99.1	Press Release, dated April 16, 2003, issued by Compass Bancshares, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Dated: April 18, 2003

COMPASS BANCSHARES, INC.

By: /s/ Jerry W. Powell
_____

Jerry W. Powell
General Counsel and Secretary